UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number:001-42154

ESHALLGO INC.

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 23, 2025 (the “Notification Date”), Eshallgo Inc. (the “Company”) received notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s class A ordinary shares was below $1.00 per share for 30 consecutive business days. The notification does not impact the listing of the Company’s class A ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until January 19, 2026, to regain compliance with the minimum bid price requirement. During this period, the Company’s class A ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before January 19, 2026, the bid price of the Company’s class A ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with this minimum bid price requirement.

In the event the Company does not regain compliance by January 19, 2026, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify for the additional 180-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

The Company intends to take all reasonable measures to regain compliance under the Nasdaq Listing Rule 5550(a)(2). However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements or regain compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Eshallgo Inc. Announced Receipt of Notice from Nasdaq regarding Listing Rule 5550(a)(2), dated July 25, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc.

Date: July 25, 2025	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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